Name of	Country of
Subsidiary	Incorporation
GP GreenPower Industries Inc.	Canada
GreenPower Motor Company, Inc.	United States
0939181 BC Ltd.	Canada
San Joaquin Valley Equipment Leasing, Inc.	United States
0999314 BC Ltd.	Canada
Electric Vehicle Logistics Inc.	United States
GreenPower Manufacturing WV Inc.	United States
GP Truck Body Inc.	United States
Gerui New Energy Vehicle (Nanjing) Co., Ltd.	China
EA Green-Power Private Ltd.	India